Exhibit 99.1

EXECUTION COPY

SETTLEMENT AGREEMENT

This Settlement Agreement (including Exhibits A through C, the “Agreement”) is made and entered into this 2nd day of October, 2015 (the “Effective Date”), by and between, on the one hand, Cipher Pharmaceuticals Inc., Galephar Pharmaceutical Research, Inc., Ranbaxy Inc., and Ranbaxy Pharmaceuticals, Inc. (collectively, “Plaintiffs”), and on the other hand, Actavis Laboratories Fl, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. (collectively, “Actavis”) (collectively, the “Parties,” or each separately, a “Party”).

RECITALS

A.       WHEREAS Galephar Pharmaceutical Research, Inc. (“Galephar”) owns U.S. Patent No. 7,435,427 (“the ’427 Patent”), U.S. Patent No. 8,367,102 (“the ’102 Patent”), U.S. Patent No. 8,952,064 (“the ’064 Patent”), and U.S. Patent No. 9,078,925 (“the ’925 Patent”) which cover ABSORICA® brand isotretinoin 10 milligram, 20 milligram, 25 milligram, 30 milligram, 35 milligram capsules, and 40 milligram capsules, which products Ranbaxy, Inc., and Ranbaxy Pharmaceuticals Inc. (collectively, “Ranbaxy”) sells under exclusive license in the United States of America, including its territories, possessions and the Commonwealth of Puerto Rico (the “Territory”), under NDA 21-951;

B.       WHEREAS Actavis has sought approval from the U.S. Food and Drug Administration (“FDA”) to market the generic isotretinoin 10 milligram, 20 milligram, 30 milligram, and 40 milligram products that are the subject of ANDA 205063 (the “Actavis ANDA”);

C.       WHEREAS Plaintiffs have prosecuted, and Actavis has defended, an action for patent infringement in the United States District Court for the District of New Jersey (the “Court”) regarding the Actavis ANDA and the proposed generic pharmaceutical products that are the subject of that ANDA, which action is captioned Cipher Pharmaceuticals Inc., Galephar Pharmaceutical Research Inc., Ranbaxy, Inc. and Ranbaxy Pharmaceuticals, Inc. v. Actavis Laboratories Fl, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma Inc. (the “Action”);

D.       WHEREAS, subject to the terms and conditions herein, Plaintiffs have agreed to grant Actavis a non-exclusive license and sublicense, as applicable, to manufacture and distribute the generic isotretinoin products that are the subject of the Actavis ANDA in the Territory as of the date, and upon the terms, set forth in the License Agreement defined and referred to in Section 2 of this Agreement; and

E.       WHEREAS the Parties are willing to settle the Action on the terms set forth herein.

NOW THEREFORE, in consideration of the promises and mutual covenants set forth herein, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.

1.        Stipulation And Order. In consideration of the mutual benefits of entering into this Agreement, the Parties shall enter into and cause to be filed with the Court, within three (3) business days of the Effective Date, a stipulation and order substantially in the form annexed hereto as Exhibit A (the “Stipulation And Order”). If the Court does not grant the Stipulation And Order substantially in the form annexed hereto as Exhibit A, the Parties agree to confer in good faith and revise that document consistent with the requirements of the Court.

2.        License Agreement. Contemporaneously with the execution of this Agreement, Plaintiffs and Actavis shall enter into a non-exclusive license agreement in the form annexed hereto as Exhibit B (the “License Agreement”).

3.        Legal Fees. Each Party shall pay its own costs and expenses, including attorney fees, incurred in connection with the Action and in connection with the preparation and execution of this Agreement.

4.        Legal Compliance. The Parties shall submit this Agreement, the License Agreement, and the Stipulation And Order (the “Settlement Documents”) to the appropriate personnel at the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), or equivalent government agencies in other countries, as applicable, as soon as practicable after the Effective Date, and in no event later than ten (10) days after the Effective Date.

(a)       To the extent that any legal or regulatory issues or barriers arise with respect to the Settlement Documents, or any subpart thereof, the Parties shall use commercially reasonable efforts to modify the Settlement Documents to address any such legal or regulatory issues (including for example any objections by the FTC or DOJ) while maintaining the material terms of the transaction. Should the FTC or DOJ, as the case may be, object to any such modifications, the Parties agree to continue to use commercially reasonable efforts to modify, as many times as necessary, the Settlement Documents as required above in this Section 4.

For purposes of the Settlement Documents, “commercially reasonable efforts” shall mean such reasonable, diligent and good-faith efforts as a Party would normally use to accomplish a similar objective under similar circumstances.

2

5.        Released Claims. In addition to the dismissal of the Action, as set forth in the Stipulation And Order, Plaintiffs and Actavis make the following releases, which shall be effective upon the grant of the Stipulation And Order by the Court in the Action: (a) Actavis for itself and its Affiliates hereby irrevocably releases and discharges Plaintiffs and their Affiliates, successors, assigns, directors, officers, employees, agents and customers from all causes of action, demands, claims, damages and liabilities of any nature, whether known or unknown, arising between Actavis and/or its Affiliates and Plaintiffs and/or their Affiliates from or in connection with the Action or the Actavis ANDA, occurring prior to the Effective Date of this Agreement, including, without limitation, all claims that Actavis has asserted or could have asserted in the Action or in any judicial proceeding that the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, is somehow invalid, unpatentable, unenforceable or not infringed by the sale of the generic isotretinoin product that is the subject of the Actavis ANDA in the Territory (all of the above collectively, the “Actavis Released Claims”); (b) Plaintiffs for themselves and their Affiliates hereby irrevocably release and discharge Actavis and its Affiliates, successors, assigns, directors, officers, employees, agents, distributors, suppliers and customers from all causes of action, demands, claims, damages and liabilities of any nature, whether known or unknown, arising between Plaintiffs and/or their Affiliates and Actavis and/or its Affiliates from or in connection with the Action or the Actavis ANDA, occurring prior to the Effective Date of this Agreement, including, without limitation, all claims that Plaintiffs have asserted or could have asserted in the Action or in any judicial proceeding that the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, is infringed by the Actavis ANDA (all of the above collectively, the “Plaintiffs Released Claims”); (c) this Agreement shall constitute a final settlement between the Parties in the Territory and, provided Plaintiffs do not assert or institute any new litigation against Actavis with respect to the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, with respect to the Actavis ANDA pursuant to Section 4.5 of the License Agreement, neither Actavis nor its Affiliates or agents shall institute any new litigation or patent office action including, but not limited to, reexamination, inter partes review, or any other post-grant review of the Licensed Patents against any of the Plaintiffs with respect to the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, and any proposed generic equivalent of the ABSORICA® brand isotretinoin 10 milligram, 20 milligram, 25 milligram, 30 milligram, 35 milligram capsules, and 40 milligram capsule products or assist or cooperate with any other party in any such litigation against Plaintiffs unless so ordered by the Court or compelled by law; (d) Actavis shall not release any agent or consultant retained solely by Actavis (whether retained for Actavis’ benefit by Actavis or by any Actavis attorney) to assist or cooperate with any litigant in any litigation against Plaintiffs with respect to the ’427 Patent, the ’102 Patent, the ’064 Patent, the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, and shall not release any attorney who represented Actavis in the Action from maintaining the confidentiality of non-public information to which such attorney had access in connection with the Action or grant any waivers with respect to such maintenance unless so ordered by the Court or compelled by law; and (e) to the extent necessary, Actavis shall permit and reasonably cooperate with Plaintiffs to enforce the obligations of such agents, consultants or attorneys referred to under Section 5(d) herein. The Plaintiffs Released Claims do not preclude Plaintiffs from asserting infringement of the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, in any action against Actavis involving future Actavis products other than the Licensed Product, as defined in the License Agreement. The Actavis Released Claims do not preclude Actavis from (i) filing and/or maintaining Paragraph IV certifications with respect the Actavis ANDA against the ’427 Patent, the ’102 Patent, the ’064 Patent, the ’925 Patent or any other patent owned, licensed to, or subsequently acquired by Ranbaxy that is now or comes to be listed in the Orange Book, (ii) challenging the validity, enforceability and/or infringement of the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any of the other Licensed Patents, as defined in the License Agreement, in any action involving future Actavis products other than the Licensed Product, as defined in the License Agreement; or (iii) in the event Ranbaxy or its Affiliates initiate suit against Actavis or its Affiliates alleging that a product other than the Licensed Product infringes the ’427 Patent, the ’102 Patent, the ’064 Patent, the ’925 Patent or any other patent owned, licensed to, or subsequently acquired by Ranbaxy that is now or comes to be listed in the Orange Book, then Actavis or its Affiliates may seek reexamination, inter partes review, or any other post-grant review of the Licensed Patents.

3

6.        ACKNOWLEDGMENTS. Actavis and Plaintiffs acknowledge as follows:

(a)       ACTAVIS ACKNOWLEDGES THAT IT MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH IT NOW KNOWS OR BELIEVES TO EXIST WITH RESPECT TO THE ACTAVIS RELEASED CLAIMS, THE FACTS AND CIRCUMSTANCES ALLEGED IN THE ACTION, AND/OR THE SUBJECT MATTER OF THIS AGREEMENT, WHICH, IF KNOWN OR SUSPECTED AT THE TIME OF EXECUTING THIS AGREEMENT, MAY HAVE MATERIALLY AFFECTED THIS AGREEMENT. NEVERTHELESS, UPON THE EFFECTIVENESS OF THE RELEASE OF THE ACTAVIS RELEASED CLAIMS AS SET FORTH IN SECTION 5 ABOVE, ACTAVIS HEREBY ACKNOWLEDGES THAT THE ACTAVIS RELEASED CLAIMS INCLUDE WAIVERS OF ANY RIGHTS, CLAIMS OR CAUSES OF ACTION THAT MIGHT ARISE AS A RESULT OF SUCH DIFFERENT OR ADDITIONAL CLAIMS OR FACTS. ACTAVIS ACKNOWLEDGES THAT IT UNDERSTANDS THE SIGNIFICANCE AND POTENTIAL CONSEQUENCES OF SUCH A RELEASE OF UNKNOWN UNITED STATES JURISDICTION CLAIMS AND OF SUCH A SPECIFIC WAIVER OF RIGHTS. ACTAVIS INTENDS THAT THE CLAIMS RELEASED BY IT UNDER THIS RELEASE BE CONSTRUED AS BROADLY AS POSSIBLE TO THE EXTENT THEY RELATE TO UNITED STATES JURISDICTION CLAIMS. ACTAVIS IS AWARE OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her, must have materially affected his or her settlement with the debtor.”

ACTAVIS AGREES TO EXPRESSLY WAIVE ANY RIGHTS IT MAY HAVE UNDER THIS CODE SECTION OR UNDER FEDERAL, STATE OR COMMON LAW STATUTES OR JUDICIAL DECISIONS OF A SIMILAR NATURE, AND KNOWINGLY AND VOLUNTARILY WAIVES SUCH UNKNOWN CLAIMS.

(b)        PLAINTIFFS ACKNOWLEDGE THAT THEY MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH THEY NOW KNOW OR BELIEVE TO EXIST WITH RESPECT TO THE PLAINTIFFS RELEASED CLAIMS, THE FACTS AND CIRCUMSTANCES ALLEGED IN THE ACTION, AND/OR THE SUBJECT MATTER OF THIS AGREEMENT, WHICH, IF KNOWN OR SUSPECTED AT THE TIME OF EXECUTING THIS AGREEMENT, MAY HAVE MATERIALLY AFFECTED THIS AGREEMENT. NEVERTHELESS, UPON THE EFFECTIVENESS OF THE RELEASE OF THE PLAINTIFFS RELEASED CLAIMS AS SET FORTH IN SECTION 5 ABOVE, PLAINTIFFS HEREBY ACKNOWLEDGE THAT THE PLAINTIFFS RELEASED CLAIMS INCLUDE WAIVERS OF ANY RIGHTS, CLAIMS OR CAUSES OF ACTION THAT MIGHT ARISE AS A RESULT OF SUCH DIFFERENT OR ADDITIONAL CLAIMS OR FACTS. PLAINTIFFS ACKNOWLEDGE THAT THEY UNDERSTAND THE SIGNIFICANCE AND POTENTIAL CONSEQUENCES OF SUCH A RELEASE OF UNKNOWN UNITED STATES JURISDICTION CLAIMS AND OF SUCH A SPECIFIC WAIVER OF RIGHTS. PLAINTIFFS INTEND THAT THE CLAIMS RELEASED BY THEM UNDER THIS RELEASE BE CONSTRUED AS BROADLY AS POSSIBLE TO THE EXTENT THEY RELATE TO UNITED STATES JURISDICTION CLAIMS. PLAINTIFFS ARE AWARE OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

4

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her, must have materially affected his or her settlement with the debtor.”

PLAINTIFFS AGREE TO EXPRESSLY WAIVE ANY RIGHTS THEY MAY HAVE UNDER THIS CODE SECTION OR UNDER FEDERAL, STATE OR COMMON LAW STATUTES OR JUDICIAL DECISIONS OF A SIMILAR NATURE, AND KNOWINGLY AND VOLUNTARILY WAIVES SUCH UNKNOWN CLAIMS.

7.        No Interference. Subject to Actavis’ compliance with the terms of this Agreement and the License Agreement, and excluding any good-faith safety or efficacy concerns relating to the generic pharmaceutical products defined by the Actavis ANDA, Plaintiffs shall not initiate any activity to interfere with Actavis’ efforts to: (a) obtain and/or maintain FDA approval of the Actavis ANDA; or (b) launch the generic pharmaceutical products that are the subject of the Actavis ANDA as of the date and under the terms provided by the License Agreement.

8.        Confidentiality. The terms of this Agreement shall be maintained in strict confidence by the Parties except: (a) as provided by Section 4 of this Agreement; (b) that Plaintiffs may disclose such terms as may be necessary in connection with any litigation or other legal proceeding relating to the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, or any isotretinoin ANDA, so long as such disclosure is covered by a protective order or confidentiality agreement limiting such disclosure to outside counsel only; (c) that any Party may disclose such terms if and as required by law, including, without limitation, SEC reporting requirements, or by the rules or regulations of any stock exchange that the Parties are subject to, so long as such filings are approved by the other Party, which approval shall not be unreasonably withheld; (d) that Actavis may disclose such terms to the FDA as may be necessary or useful in obtaining and maintaining final approval of the Actavis ANDA and launching the generic pharmaceutical products that are the subject of the Actavis ANDA when and as provided by the License Agreement, so long as Actavis requests that the FDA maintain such terms in confidence; and (e) that the Parties may each issue a press release disclosing that the Parties have settled the Action, and that Actavis has received a license to the ’427 Patent, the ’102 Patent, the ’064 Patent, and the ’925 Patent that will permit Actavis to commercially launch its generic isotretinoin product, so long as such press release is approved by the other Party, which approval shall not be unreasonably withheld. The Parties acknowledge and agree that, upon its filing with the Court, the Stipulation And Order will be a matter of public record and shall not be subject to any confidentiality restrictions. The Parties further agree that, upon the filing of the Stipulation And Order with the Court, the fact that the Parties have settled the Action will be a matter of public record and shall not be subject to any confidentiality restrictions, but the terms of such settlement shall be maintained in confidence as provided by this Section 8.

5

9.        Term and Termination. This Agreement shall continue from the Effective Date until the earlier of: (a) the expiration of the last to expire of the Licensed Patents, as defined by the License Agreement; or (b) the date of a Final Court Decision or Decisions, as defined by the License Agreement, that all of the asserted claims of the Licensed Patents, as defined by the License Agreement, are invalid or unenforceable. The releases and discharges set forth in Section 5 of this Agreement shall survive the termination of this Agreement and the confidentiality obligations set forth in Section 8 above shall survive for a period of five (5) years from the Effective Date, notwithstanding any earlier expiration or termination of this Agreement. The License Agreement shall remain in full force and effect pursuant to its own terms notwithstanding the expiration or termination of this Agreement.

10.      No Assignment. This Agreement may not be assigned or transferred to a third party without the express prior written consent of the other Parties hereto, except to a successor to all or substantially all of the business of the assigning or transferring Party to which this Agreement pertains (whether by sale of stock, merger, consolidation or otherwise) in which case the Party shall assign this Agreement to such successor, provided that a Party may in the ordinary course of its business assign its rights under this Agreement to an Affiliate or may transfer the rights under this Agreement from one Affiliate to another without the prior consent of the other Party. For the avoidance of doubt, Actavis may assign its rights and obligations under this Agreement to any third party in connection with a merger, reorganization, change of control or sale of substantially all the applicable business or assets of Actavis to which this Agreement relates, or to a third party in connection with any divestiture of the Actavis ANDA. The covenants, rights and obligations of a Party under this Agreement shall remain binding upon the transferring Party and shall inure to the benefit of and be binding upon any successor or permitted assignee of the Party and any assignee of Plaintiffs’ ownership of, or exclusive license to, the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent.

11.      Notice. Any notice required or permitted to be given or sent under this Agreement shall be hand delivered or sent by express delivery service or certified or registered mail, postage prepaid, to the Parties at the addresses indicated below.

If to Galephar, to:	If by certified or registered mail:
Arthur M. Deboeck
Galephar Pharmaceutical Research Inc
HC-04 Box 4540
Humacao PR 00791

If hand delivered by carrier or express delivery:
Arthur M. Deboeck
Galephar Pharmaceutical Research Inc.
Carr. 925 Km 6.1 Barrio Junquito
Humacao PR 00792

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

6

If to Cipher, to:	Shawn Patrick O’Brien, President and CEO
Cipher Pharmaceuticals Inc.
2345 Argentia Road Suite 100A
Mississauga, ON L5N 8K4

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

If to Ranbaxy, to:	Kathryn Jones
Ranbaxy Inc, a Sun Pharma company
600 College Road East, Suite 2100
Princeton, New Jersey 08540

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

If to Actavis, to:	Chief Legal Officer – Global
400 Interpace Parkway
Parsippany, NJ 07054
Fax: 862-269-7922

with copies to:	E. Anthony Figg, Esq.
Rothwell, Figg, Ernst & Manbeck, P.C.
607 14th Street, N.W., Suite 800
Washington, D.C. 20005
Fax: 202-783-6031

Any such notice shall be deemed to have been received on the date actually received. Either Party may change its address by giving the other Party written notice, delivered in accordance with this Section.

12.      Entire Agreement. This Agreement, as defined herein to include Exhibits A through C, constitutes the complete, final and exclusive agreement between the Parties with respect to the subject matter hereof and supersedes and terminates any prior or contemporaneous agreements and/or understandings between the Parties, whether oral or in writing, relating to such subject matter. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in this Agreement. No subsequent alteration, amendment, change, waiver or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party. Each Party in deciding to execute this Agreement has retained counsel and has not relied on any understanding, agreement, representation or promise by the other Party that is not explicitly set forth herein.

7

13.      Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New Jersey, without giving effect to choice of law principles. Subject to the arbitration provisions of the License Agreement, the Parties irrevocably agree that the federal district court in the State of New Jersey shall have exclusive jurisdiction to deal with any disputes arising out of or in connection with this Agreement and that, accordingly, any proceedings arising out of or in connection with this Agreement not subject to arbitration shall be brought in the United States District Court for the District of New Jersey. Notwithstanding the foregoing, if there is any dispute that is not subject to arbitration and for which the federal district court in the State of New Jersey does not have subject matter jurisdiction, the state courts in New Jersey shall have jurisdiction. In connection with any dispute arising out of or in connection with this Agreement that is not subject to arbitration, each Party hereby expressly consents and submits to the personal jurisdiction of the federal and state courts in the State of New Jersey.

14.      Severability. Subject to the provisions and the mechanisms of Section 4 above, if any provision of this Agreement is declared illegal, invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court; provided, however, that in the event that the terms and conditions of this Agreement are materially altered, the Parties will, in good faith, renegotiate the terms and conditions of this Agreement to reasonably replace such invalid or unenforceable provisions in light of the intent of this Agreement.

15.     Waiver. Any delay or failure in enforcing a Party’s rights under this Agreement, or any acquiescence as to a particular default or other matter, shall not constitute a waiver of such Party’s rights to the enforcement of such rights, nor operate to bar the exercise or enforcement thereof at any time or times thereafter, except as to an express written and signed waiver as to a particular matter for a particular period of time.

16.      Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, bears the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts (including facsimile or e-mail counterparts), each of which shall be an original as against a Party whose signature appears thereon, but all of which taken together shall constitute one and the same instrument.

8

17.      Representations and Warranties. The Parties hereby represent and warrant that: (a) they have approved the execution of this Agreement and have authorized and directed the signatory officers below to execute and deliver this Agreement; (b) they each have the full right and power to enter into this Agreement, and there are no other persons or entities whose consent or joinder in this Agreement is necessary to make fully effective those provisions of this Agreement that obligate, burden or bind either of them; (c) when so executed by each Party, this Agreement shall constitute a valid and binding obligation of such Party, enforceable in accordance with its terms; and (d) they have not transferred or assigned or pledged to any third party, whether or not Affiliated, the right to bring, pursue or settle any of the claims, defenses, counterclaims or demands made in the Action.

18.      Costs. Each Party shall bear its own costs, expenses and taxes in the performance of this Agreement, including attorney fees.

19.      Construction. This Agreement has been jointly negotiated and drafted by the Parties through their respective counsel and no provision shall be construed or interpreted for or against any of the Parties on the basis that such provision, or any other provision, or the Agreement as a whole, was purportedly drafted by the particular Party. All references to periods of days for taking certain actions in this Agreement shall be construed to refer to business days. All references to an Affiliate or Affiliates in this Agreement shall be construed in accordance with the definition of that term in the License Agreement.

*         *         *         *         *

9

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the Parties.

ACTAVIS LABORATORIES FL, INC.		RANBAXY, INC.

By:	“Robert Bailey”	By:	“Ashish Anvekar”
Name:	Robert Bailey	Name:	Ashish Anvekar
Title:	Chief Legal Officer	Title:	Chief Commercial Operations

ACTAVIS PHARMA, INC.		RANBAXY PHARMACEUTICALS, INC.

By:	“Robert Bailey”	By:	“Ashish Anvekar”
Name:	Robert Bailey	Name:	Ashish Anvekar
Title:	Chief Legal Officer	Title:	Chief Commercial Operations

ANDRX CORP.		Galephar Pharmaceutical Research, Inc.

By:	“Robert Bailey”	By:	“Arthur Deboeck”
Name:	Robert Bailey	Name:	Arthur Deboeck
Title:	Chief Legal Officer	Title:	VP & GM

Cipher Pharmaceuticals Inc.

By:	“Shawn Patrick O’Brien”
Name:	Shawn Patrick O’Brien
Title:	President & CEO

10

Exhibit A

Stipulation And Order

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

CIPHER PHARMACEUTICALS INC.,

GALEPHAR PHARMACEUTICAL

RESEARCH, INC., RANBAXY, INC., and

RANBAXY PHARMACEUTICALS, INC.

Plaintiffs,

v.

ACTAVIS LABORATORIES FL, INC.,

ANDRX CORP., ACTAVIS, INC. and

ACTAVIS PHARMA, INC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. 1:13-6502-JEI-AMD HIGHLY CONFIDENTIAL

The Court, upon the consent and request of Plaintiffs Cipher Pharmaceuticals Inc., Galephar Pharmaceutical Research, Inc., Ranbaxy Inc., and Ranbaxy Pharmaceuticals, Inc. (collectively, “Plaintiffs”), and Defendants Actavis Laboratories Fl, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc., (collectively “Actavis”) hereby acknowledges the following Stipulation and issues the following Order.

STIPULATION

1.        This Court has subject matter jurisdiction over this patent infringement action (the “Action”) and venue is proper in this Court as to Plaintiffs and Actavis.

2.        In this Action, Plaintiffs have charged Actavis with infringement of U.S. U.S. Patent No. 7,435,427 (“the ’427 Patent”), and U.S. Patent No. 8,367,102 (“the ’102 Patent”), in connection with Actavis’ submission of Abbreviated New Drug Application (“ANDA”) No.205063 directed to generic capsules containing 10 milligrams, 20 milligrams, 30 milligrams, or 40 milligrams of isotretinoin per capsule to the U.S. Food and Drug Administration (“FDA”).

3.        Actavis has not rebutted the statutory presumption that the ’427 Patent and the ’102 Patent are valid and enforceable in this Action.

4.        Actavis admits that the submission of ANDA No. 205063 to the FDA for the purpose of obtaining regulatory approval to engage in the commercial manufacture, use and/or sale of generic capsules containing 10 milligrams, 20 milligrams, 30 milligrams, or 40 milligrams of isotretinoin per capsule within the United States before the expiration of the the ’427 Patent and the ’102 Patent was a technical act of infringement of each of those patents under 35 U.S.C. § 271(e)(2)(A).

2

5.        Both parties agree that all other claims and defenses set forth in their pleadings against each other, including the allegations and averments contained therein, should be dismissed, without prejudice.

ORDER

Accordingly, pursuant to the above Stipulation, and upon the consent and request of Plaintiffs and Actavis, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1.        The filing of ANDA No. 205063 was a technical act of infringement of the the’427 Patent and the ’102 Patent under 35 U.S.C. § 271(e)(2)(A). No decision of the Court has been obtained by either party regarding the presumptive validity or enforceability of the’427 Patent and the ’102 Patent and/or whether the product described by ANDA No. 205063 infringes those patents.

2.        All other claims and defenses set forth in Plaintiffs’ and Actavis’ pleadings against each other, including the allegations and averments contained therein, are hereby dismissed, without prejudice.

3.        Actavis, its officers, agents, servants, employees and attorneys, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, are hereby enjoined from manufacturing, using, offering to sell or selling within the United States, or importing into the United States, the generic capsule products containing 10 milligrams, 20 milligrams, 30 milligrams, or 40 milligrams of isotretinoin per capsule that are the subject of ANDA No. 205063 during the life of the’427 Patent and the ’102 Patent, including any extensions and pediatric exclusivities, absent a license agreement or other authorization by Plaintiffs.

3

4.        Nothing herein prohibits or is intended to prohibit Defendants from maintaining a “Paragraph IV Certification” pursuant to 21 U.S.C. § 355(j)(2)(A)(vii)(IV) (including as amended or replaced) or pursuant to 21 C.F.R. § 314.94(a)(12) (including as amended or replaced) with respect to the ’427 Patent or the ’101 Patent.

5.        Nothing herein restricts or is intended to restrict the U.S. Food and Drug Administration from approving the Actavis ANDA. Plaintiffs and Actavis each expressly waive any right to appeal or otherwise move for relief from this Stipulation and Order.

6.        This Court retains jurisdiction over Plaintiffs and Actavis for purposes of enforcing this Stipulation and Order.

7.        This Stipulation and Order shall finally resolve this Action between Plaintiffs and Actavis.

8.        The Clerk of the Court is directed to enter this Stipulation and Order forthwith.

SO ORDERED:

This ______ day of _____________, 2015

4

Exhibit B

License Agreement

LICENSE AGREEMENT

This License Agreement (the “License Agreement”) is made and entered into this 2nd day of October, 2015 (“the Execution Date”) by and between, on the one hand, Cipher Pharmaceuticals Inc., Galephar Pharmaceutical Research, Inc., Ranbaxy Inc., and Ranbaxy Pharmaceuticals, Inc. (collectively, “Plaintiffs”), and on the other hand, Actavis Laboratories Fl, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. (collectively, “Actavis”) (collectively, the “Parties,” or each separately, a “Party”).

RECITALS

A.       WHEREAS Galephar Pharmaceutical Research, Inc. (“Galephar”) owns certain U.S. patents that cover products containing isotretinoin that Ranbaxy Inc., and Ranbaxy Pharmaceuticals, Inc.(“Ranbaxy”) sells under exclusive license in the Territory, as hereinafter defined, under the Ranbaxy NDA, as hereinafter defined; and

B.        WHEREAS Actavis has sought approval from the U.S. Food and Drug Administration (“FDA”) to market generic capsule products containing 10 milligrams, 20 milligrams, 30 milligrams, or 40 milligrams of isotretinoin in the Territory under the Actavis ANDA, as hereinafter defined; and

C.        WHEREAS, pursuant to a settlement agreement to which this License Agreement is Exhibit B (the “Settlement Agreement”), executed contemporaneously with this License Agreement, Plaintiffs and Actavis have agreed to settle the patent infringement litigation described therein related to Actavis’ filing of the Actavis ANDA with the FDA; and

D.       WHEREAS, as part of such settlement, Plaintiffs and Actavis agreed to enter into this License Agreement, which, as of the date and upon the terms set forth herein, grants Actavis a non-exclusive license and sublicense, as applicable, under the Licensed Patents, as hereinafter defined, to manufacture and/or sell in the Territory the Licensed Product, as hereinafter defined.

NOW THEREFORE, in consideration of the promises and mutual covenants set forth herein, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.

1.             Definitions

1.1         “’427 Patent” shall mean U.S. Patent No. 7,435,427, including all extensions and pediatric exclusivities, continuations, continuations-in-part, divisionals, reissues or reexaminations thereof, in each case whether granted or allowed before, on or after the Execution Date.

1.2         “’102 Patent” shall mean U.S. Patent No. 8,367,102, including all extensions and pediatric exclusivities, continuations, continuations-in-part, divisionals, reissues or reexaminations thereof, in each case whether granted or allowed before, on or after the Execution Date.

1.3         “’064 Patent” shall mean U.S. Patent No. 8,952,064, including all extensions and pediatric exclusivities, continuations, continuations-in-part, divisionals, reissues or reexaminations thereof, in each case whether granted or allowed before, on or after the Execution Date.

1.4         “’925 Patent” shall mean U.S. Patent No 9,078,925, including all extensions and pediatric exclusivities, continuations, continuations-in-part, divisionals, reissues or reexaminations thereof, in each case whether granted or allowed before, on or after the Execution Date.

1.5         “Affiliate” means, with respect to a Party, any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Party. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) of a business entity means the direct or indirect ownership of more than fifty percent (50%) of the voting stock or other ownership interest in such entity; or the direct or indirect ownership of the power to direct the management and policies of the other entity by any means whatsoever.

1.6         “ANDA” shall mean an Abbreviated New Drug Application.

1.7         “Actavis ANDA” shall mean Actavis’ ANDA No. 205063 and any amendments, supplements or replacements thereto, so long as there is no change to the active ingredient, dosage form, Reference Listed Drug or AB rating or the label (except to meet statutory or express FDA requirements) of the Actavis Generic Product as defined herein as of the Execution Date of this License Agreement.

1.8        “Actavis Generic Product” shall mean the specific capsule products that contain the Compound as the active ingredient and are the subject of the Actavis ANDA, as defined herein. For the sake of clarity, the Actavis Generic Product will not include any capsule products that are not included in the NDA Product.

1.9         “Actavis License” shall have the meaning assigned to such term in Section 2.1 of this License Agreement.

1.10       “Authorized Generic” shall mean a generic pharmaceutical product: (a) having the Compound as the sole active ingredient; (b) that is Marketed without the Trademark; and (c) that is Marketed under the Ranbaxy NDA.

1.11       “Compound” shall mean isotretinoin.

1.12       “Effective Date” shall mean the date that the Stipulation And Order is entered by the Court.

1.13        “FDA”shall mean the U.S. Food and Drug Administration.

1.14       “Final Court Decision” shall mean a decision of a court from which no appeal has been or can be taken, excluding any petition for a writ of certiorari or other proceedings before the United States Supreme Court.

2

1.15       “First to File Applicant” shall mean the applicant who, on the first day on which a substantially complete application containing a certification described in paragraph 21 U.S.C. 355(j)(2)(A)(vii)(IV) is submitted for approval of a drug, submits a substantially complete application that contains and lawfully maintains a certification described in paragraph 21 U.S.C. 355(j)(2)(A)(vii)(IV) for the drug.

1.16       “Generic Equivalent” shall mean a pharmaceutical product that has received FDA approval for Marketing in the Territory pursuant to an ANDA or an AB rated application under 21 U.S.C. § 355(b)(2) as a generic equivalent to the NDA Product, as hereinafter defined.

1.17        “GMPs” shall mean then current good manufacturing practice regulations promulgated by the FDA.

1.18       “Launch Date” shall mean December 27, 2020 unless accelerated as described in Sections 4.3-4.5 herein.

1.19       “Licensed Patents” shall mean, collectively, the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, and any other patents owned, licensed or otherwise controlled, whether as of the Effective Date of this License Agreement or after the Effective Date, by Plaintiffs or any of their Affiliates that would, in the absence of the Actavis License granted under this License Agreement, be infringed by the Manufacture, having Manufactured and/or Marketing by Actavis of the Licensed Products in or for the Territory as of the Launch Date, including any extensions, pediatric exclusivities, continuations, continuations-in-part, divisionals, reissues or reexaminations thereof, as hereinafter defined.

1.20       “Licensed Product” shall mean the Actavis Generic Product, as defined above.

1.21       “Manufacture” shall mean to manufacture a pharmaceutical product in accordance with then current GMPs, as defined above, and the provisions of an ANDA covering such product that has been approved by the FDA.

1.22       “Market” shall mean to offer, sell or offer to sell a pharmaceutical product and/or to use, import or export such product for such purposes, and “Marketing” shall have a corresponding meaning.

1.23       “NDA Product” shall mean the 10 milligrams, 20 milligrams, 25 milligrams, 30 milligrams, 35 milligrams, or 40 milligrams capsule products Marketed under the Trademark that contain the Compound as the sole active ingredient and that are approved for Marketing in the Territory pursuant to NDA 021951 as of the Execution Date.

1.24       “Pre-Market” or “Pre-Marketing” means communicating to potential purchasers of any of the Actavis Generic Product that the Actavis Generic Product will be available, providing customers with notifications regarding the Actavis Generic Product, and engaging customers in non-binding pricing and/or contracting activities.

1.25       “Ranbaxy NDA” shall mean New Drug Application 021951.

3

1.26       “Reference Listed Drug” means the NDA product, as defined above.

1.27       “Stipulation And Order” shall mean the document attached to the Settlement Agreement as Exhibit A.

1.28       “Term” shall mean the period from the Effective Date of this License Agreement until the date on which this License Agreement terminates as provided in Section 10 of this License Agreement.

1.29       “Territory” shall mean the United States of America, including its territories, possessions and the Commonwealth of Puerto Rico.

1.30       “Third Party” shall mean any person or entity other than a Party or its Affiliates.

1.31       “Trademark” shall mean the trademark ABSORICA® or any successor trademark thereto.

2.             Actavis License

2.1           Licensed Product. Effective on and after the Launch Date, Plaintiffs grant to Actavis (and to the extent necessary, its suppliers, distributors and customers, as the case may be) a non-exclusive, royalty-free license and sublicense, as applicable, under the Licensed Patents (including without limitation the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent) to Manufacture and Market the Licensed Product in or for the Territory. In addition prior to the Launch Date, Plaintiffs grant to Actavis a limited non-exclusive license to Manufacture Licensed Product in the Territory solely to the extent reasonably necessary in order to enable Actavis to launch such Licensed Product in the Territory on or after the Launch Date. The licenses granted under this Section 2.1 and 2.2 are referred to herein as the “Actavis License.” Actavis shall not have any right to sublicense, transfer or assign any of its rights under the Actavis License, except to the extent expressly permitted under Section 11.3 of this License Agreement.

2.2         Pre-Booking Activities. Notwithstanding anything to the contrary contained in Section 2.1, prior to the Launch Date, Actavis may engage in the following pre-booking activities:

(a)        Discussions with potential customers to make them aware of the upcoming availability of the Licensed Product from Actavis, starting not earlier than twenty (20) consecutive calendar days prior to the Launch Date;

(b)        Sales order booking starting not earlier than eight (8) consecutive calendar days prior to the Launch Date; and

(c)        Importation of the Licensed Product into the Territory starting not earlier than thirty (30) consecutive calendar days prior to the Launch Date.

4

(d)        Actavis may engage in the activities described in (a)-(c) above on such earlier date as Plaintiffs may permit any Third Party to do so, and Plaintiffs shall advise Actavis within two weeks of execution of any agreement with a Third Party permitting same.

2.3         For avoidance of doubt, the performance by Actavis of any of the activities expressly provided for in this Section 2.2 shall not be construed as Marketing of the Licensed Product prior to the Launch Date for purposes of Section 10.2(a) of this License Agreement

2.4         Regulatory Delay. No provision of this License Agreement shall be affected by any delay in the approval of the Actavis ANDA by the FDA, or the failure of Actavis to obtain FDA approval of the Actavis ANDA, except to the extent that such provision is affected by the delay of the Launch Date.

2.5         No Interference. Subject to Actavis’ compliance with the terms of this License Agreement and the Settlement Agreement, and excluding any good-faith safety or efficacy concerns relating to the Actavis Generic Product, Plaintiffs shall not initiate any activity to interfere with Actavis’ efforts to: (a) obtain and/or maintain FDA approval of the Actavis Generic Product; or (b) launch the Actavis Generic Product as of the date and under the terms provided by this License Agreement.

3.            Notice and Launch Date

3.1         [Redacted – Commercially Sensitive Information]

3.2         Except to the extent expressly permitted by Section 2.1, Section 2.2, or Section 4.5 of this License Agreement, unless this License Agreement is earlier terminated in accordance with the terms thereof, neither Actavis nor any of its Affiliates shall under any circumstances Manufacture or Market any Generic Equivalent of the NDA Product in the Territory prior to the expiration of the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, including any extensions and pediatric exclusivities.

4.           Plaintiffs’ Retained Rights

4.1         Retained Rights. Except for the non-exclusive licenses granted to Actavis under Section 2.1 of this License Agreement, and the additional rights granted under Section 2.2 of this License Agreement, nothing herein shall be construed as granting or conveying to Actavis any licenses, sublicenses or other rights to the Licensed Patents or any other of Plaintiffs’ intellectual property, all such rights being retained by Plaintiffs.

4.2         Third Party Licenses. Actavis hereby acknowledges that Plaintiffs’ retained rights include, without limitation, the right to grant non-exclusive licenses to Third Parties under the Licensed Patents to Manufacture and/or Market in the Territory Generic Equivalents and/or Authorized Generics. In particular, nothing herein shall be construed as preventing Plaintiffs from granting any such licenses to any Third Party

5

4.3         [Redacted – Commercially Sensitive Information]

4.4         Effect Of Final Court Decision. In the event that a Third Party obtains a Final Court Decision of non-infringement, invalidity and/or unenforceability, of all of the then-asserted claims of the Licensed Patents, then the Launch Date shall automatically be amended to be the date of such Final Court Decision.

4.5         [Redacted – Commercially Sensitive Information]

5.          Quality Assurance

5.1         Actavis represents and warrants to Plaintiffs that all Licensed Product Marketed by Actavis will be Manufactured, stored, shipped, handled and Marketed by it and its designees in accordance with then current GMPs and all applicable laws, rules and regulations.

6.           Confidentiality

6.1     The terms of this Agreement shall be maintained in strict confidence by the Parties except: (a) as provided by Section 4 of the Settlement Agreement; (b) that Plaintiffs may disclose such terms as may be necessary in connection with any litigation or other legal proceeding relating to the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent or any isotretinoin ANDA, so long as such disclosure is covered by a protective order or confidentiality agreement; (c) that any Party may disclose such terms if and as required by law, including, without limitation, SEC reporting requirements, or by the rules or regulations of any stock exchange that the Parties are subject to, so long as such filing is approved by the other Party, which approval shall not be unreasonably withheld; (d) that Actavis may disclose such terms to the FDA as may be necessary or useful in obtaining and maintaining final approval of the Actavis ANDA and launching the generic pharmaceutical products that are the subject of the Actavis ANDA when and as provided by the License Agreement, so long as Actavis requests that the FDA maintain such terms in confidence; and (e) that the Parties may each issue a press release disclosing that the Parties have settled the Action, and that Actavis has received a license to the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent, so long as such press release is approved by the other Party, which approval shall not be unreasonably withheld. The Parties acknowledge and agree that, upon its filing with the Court, the Stipulation And Order will be a matter of public record and shall not be subject to any confidentiality restrictions. The Parties further agree that, upon the filing of the Stipulation And Order with the Court, the fact that the Parties have settled the Action will be a matter of public record and shall not be subject to any confidentiality restrictions, but the terms of such settlement shall be maintained in confidence as provided by this Section 6.

7.           General Representations

7.1         Each Party represents and warrants to the other that the execution and delivery by such Party of this License Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action and do not conflict with the terms of any other contract, agreement, arrangement or understanding to which such Party is a party.

6

7.2         Plaintiffs represent and warrant that they have the right to license the Licensed Patents to Actavis under the terms and conditions set forth in the Settlement Agreement and this License Agreement.

7.3         Each Party represents and warrants to the other Party that the grant of the Actavis License pursuant to this License Agreement constitutes the sole consideration being exchanged by or on behalf of the Parties in connection with the Settlement Agreement and no other form of compensation or other accommodation has been made between the Parties.

8.           [Redacted – Commercially Sensitive Information]

9.            Trademarks and Trade Names

9.1           Actavis shall have no right to use any of Plaintiffs’ or their Affiliates’ corporate names or logos or the Trademark and shall have no rights to any intellectual property or regulatory exclusivities or approvals held by Plaintiffs or their Affiliates (including patents or other intellectual property relating to the shape, consistency, formulation or manufacturing processes for the NDA Product) other than to the extent of the Actavis License.

10.          Term and Termination

10.1       Expiration. Unless earlier terminated in accordance with the terms hereof, the term of this License Agreement (the “Term”) shall extend from the Effective Date until the earlier of: (a) the expiration of the last to expire of the Licensed Patents; or (b) the date of a Final Court Decision or Decisions that all of the asserted claims of the Licensed Patents are invalid or unenforceable.

10.2       Breach. Each Party may terminate this License Agreement and its obligations hereunder in the event of a material breach as set forth below.

(a)        The Parties acknowledge and agree that the Launch by Actavis or any of its Affiliates of the Licensed Product or any Generic Equivalent in the Territory prior to the Launch Date (as such Launch Date may be accelerated pursuant to the terms of Section 4 above) shall constitute an immediate material breach by Actavis of this License Agreement for which Plaintiffs may elect to terminate this License Agreement upon notice to Actavis.

(b)        The Parties acknowledge that for any other material breach of this Agreement, then a Party may terminate this Agreement if such breach is not cured within thirty (30) days of the allegedly breaching Parties’ notice of such breach. In the event of a good-faith dispute between the Parties as to whether a breach or a cure has occurred, the thirty-day period for cure shall be tolled until such dispute is resolved by the Parties.

10.3       Insolvency. This License Agreement may be terminated immediately by a Party upon written notice thereof if the other Party makes an assignment for the benefit of creditors, is the subject of proceedings in voluntary or involuntary bankruptcy instituted on behalf of or against such Party, or has a receiver or trustee appointed for all or substantially all of its property, provided that in the case of an involuntary bankruptcy proceeding such right to terminate shall only become effective if the Party consents to the involuntary bankruptcy or such proceeding is not dismissed within sixty (60) days after the filing thereof.

7

10.4         Expiration or termination of this License Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Any expiration or early termination of this License Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this License Agreement prior to termination.

11.          Miscellaneous

11.1       Notice. Any notice required or permitted to be given or sent under this License Agreement shall be hand delivered or sent by express delivery service or certified or registered mail, postage prepaid, to the Parties at the addresses indicated below.

If to Galephar, to:	If by certified or registered mail:
Arthur M. Deboeck
Galephar Pharmaceutical Research Inc
HC-04 Box 4540
Humacao PR 00791

If hand delivered by carrier or express delivery:
Arthur M. Deboeck
Galephar Pharmaceutical Research Inc.
Carr. 925 Km 6.1 Barrio Junquito
Humacao PR 00792

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

If to Cipher, to:	Shawn Patrick O’Brien,
President and CEO
Cipher Pharmaceuticals Inc.
2345 Argentia Road Suite 100A
Mississauga, ON L5N 8K4

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

If to Ranbaxy, to:	Kathryn Jones
Ranbaxy Inc, a Sun Pharma company
600 College Road East, Suite 2100
Princeton, New Jersey 08540

with copies to:	Leora Ben-Ami
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

If to Actavis, to:	Chief Legal Officer – Global
400 Interpace Parkway
Parsippany, NJ 07054
Fax: 862-269-7922

8

with copies to:	E. Anthony Figg, Esq.
Rothwell, Figg, Ernst & Manbeck, P.C.
607 14th Street, N.W., Suite 800
Washington, D.C. 20005
Fax: 202-783-6031

Any such notice shall be deemed to have been received on the date actually received. Either Party may change its address by giving the other Party written notice, delivered in accordance with this Section.

11.2       Arbitration. The Parties agree that any disputes arising with respect to the interpretation or enforcement of any provision of this License Agreement shall be submitted to arbitration under the provisions of Exhibit C to the Settlement Agreement in Camden, New Jersey or such other location as may be mutually agreed by the Parties. The award or decision of a majority of the arbitrators pursuant to this Section 11.2 shall be binding and conclusive on the Parties, provided that the enforcement of such award or decision may be obtained in any court permitted by Section 11.6 of this License Agreement. Notwithstanding the preceding, nothing set forth herein shall be deemed to preclude either Party from seeking appropriate judicial injunctive relief in any court permitted by Section 11.6 of this License Agreement with respect to the provisions of Section 6 hereof or the enforcement of any other Section hereunder the breach of which would cause immediate irreparable harm to the Party seeking injunctive relief and would not have an adequate remedy at law.

11.3       Assignment. This License Agreement shall not be assignable in whole or in part by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, Actavis may assign this License Agreement in its entirety to either: (i) a single wholly owned Affiliate that distributes generic pharmaceutical products in the Territory or that Affiliate’s designee and/or agent for distributing generic pharmaceutical products in the Territory; or (ii) a Third Party in connection with a merger, reorganization, change of control or sale of substantially all the applicable business or assets of Actavis to which this Agreement relates, or to a Third Party in connection with any divestiture of the Actavis ANDA; provided that in either case such Affiliate or Third Party, as the case may be, agrees in writing for the benefit of Plaintiffs to assume all of the obligations of Actavis hereunder. No such assignment shall be deemed to release Actavis from any term or obligation hereof and, notwithstanding any such assignment by Actavis, Actavis shall remain responsible for and liable under this License Agreement with respect to performance under this License Agreement. In addition, Plaintiffs may assign this License Agreement to any Affiliate or to any successor or assign of the ’427 Patent, the ’102 Patent, the ’064 Patent and the ’925 Patent or the ABSORICA® business generally, provided that in either case such Affiliate or successor, as the case may be, agrees in writing for the benefit of Actavis to assume all of the obligations of Plaintiffs hereunder. This License Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of each Party.

9

11.4       Amendment. This License Agreement may not be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the Party against which enforcement of such change, waiver, discharge or termination is sought.

11.5       Superiority of Agreements. The Parties agree that the provisions of this License Agreement, together with the Settlement Agreement and any permitted amendments to either such agreement, supersede and shall prevail over any inconsistent statements or provisions contained in any prior discussions, arrangements or comments between the Parties or in any documents passing between the Parties. Notwithstanding anything herein to the contrary, the Settlement Agreement and this License Agreement shall be construed together in a consistent manner as reflecting a single intent and purpose.

11.6       Governing Law. This License Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New Jersey, without giving effect to choice of law principles. The Parties expressly exclude application of the United Nations Convention for the International Sale of Goods. The Parties irrevocably agree that the federal district court in the State of New Jersey shall have exclusive jurisdiction to deal with any disputes arising out of or in connection with this License Agreement that are not otherwise subject to arbitration under Section 11.2 of this License Agreement and that, accordingly, any such proceeding arising out of or in connection with this License Agreement shall be brought in the United States District Court for the District of New Jersey. Notwithstanding the foregoing, if there is any dispute that is not subject to arbitration, and for which the federal district court in the State of New Jersey does not have subject matter jurisdiction, the state courts in New Jersey shall have jurisdiction. In connection with any dispute arising out of or in connection with this License Agreement that is not otherwise subject to arbitration under Section 11.2, each Party hereby expressly consents and submits to the personal jurisdiction of the federal and state courts located in the State of New Jersey.

11.7       Counterparts. This License Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8       Captions. The captions of this License Agreement are solely for convenience of reference and shall not affect its interpretation.

11.9       Negation of Agency. Nothing contained herein shall be deemed to create any relationship, whether in the nature of agency, joint venture, partnership or otherwise, between Actavis and Plaintiffs. Neither Party shall be authorized to bind or obligate the other Party in any manner.

*         *         *         *         *

10

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the Parties.

ACTAVIS LABORATORIES FL, INC.		RANBAXY, INC.

By:	“Robert Bailey”	By:	“Ashish Anvekar”
Name:	Robert Bailey	Name:	Ashish Anvekar
Title:	Chief Legal Officer	Title:	Chief Commercial Operations

ACTAVIS PHARMA, INC.		RANBAXY PHARMACEUTICALS, INC.

By:	“Robert Bailey”	By:	“Ashish Anvekar”
Name:	Robert Bailey	Name:	Ashish Anvekar
Title:	Chief Legal Officer	Title:	Chief Commercial Operations

ANDRX CORP.		Galephar Pharmaceutical Research, Inc.

By:	“Robert Bailey”	By:	“Arthur Deboeck”
Name:	Robert Bailey	Name:	Arthur Deboeck
Title:	Chief Legal Officer	Title:	VP & GM

Cipher Pharmaceuticals Inc.

By:	“Shawn Patrick O’Brien”
Name:	Shawn Patrick O’Brien
Title:	President & CEO

11

Exhibit C

Arbitration Provisions

ARBITRATION PROVISIONS

Any dispute arising under Section 4 or Section 14 of the Settlement Agreement, or arising under any other section of the Settlement Agreement or the License Agreement subject to arbitration, shall be finally determined by binding arbitration as follows:

(a)      Arbitration shall be conducted in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association, subject to the modifications set forth herein. The arbitration proceedings shall be kept confidential and shall not be disclosed to the public except as required by law.

(b)      Arbitration shall be conducted before a panel of three arbitrators. Each Party shall select one arbitrator within twenty (20) business days of initiation of arbitration and each of such arbitrators will be instructed to use best efforts to work together to select a third arbitrator, who shall serve as Chairperson of the panel, within fifteen (15) business days after their selection. Each arbitrator shall be a duly licensed attorney-at-law with pharmaceutical industry experience who is not a current or former employee, representative or agent of a Party or Party Affiliate. Arbitration proceedings shall be conducted in Camden, New Jersey. A decision rendered by a majority of the arbitration panel shall be deemed an arbitration decision binding and conclusive upon both parties.

(c)     Within thirty (30) business days after the appointment of the arbitration panel, each Party shall submit a written report to the arbitrators and to the other Party, which report shall set forth the Party’s determination of the matter in dispute (each, a “Proposal”). Such Proposal may include such supporting documentation and related calculations as the Party submitting the Proposal deems appropriate.

(d)      Each Party shall have ten (10) business days after the submission of the Proposals to submit written comments to the other Party’s Proposal (“Comments”) to the arbitrators and to the other Party.

(e)      In rendering a decision, the arbitrators shall be required to observe the following standards:

(i)        any decision reached must comply with applicable law, including antitrust and trade regulation principles;

(ii)       any decision reached must take into account the intent of the Parties to preserve the economic value of the transaction to each of the Parties as contemplated by the Settlement Documents as first executed;

(iii)      any decision reached must take into consideration the extent to which the Stipulation And Order and the releases associated with the Actavis Released Claims and the Plaintiffs Released Claims have already been provided as consideration;

(iv)      any decision must be reached only after the panel requests such additional evidence or documents from the Parties and conducts such hearings with the Parties as it deems necessary to render a decision in accordance with the terms hereof; and

(v)       any decision must be reached within thirty (30) business days of the receipt of the Comments per Section (d) above and any other evidence or documents requested or received by the panel per Section (e)(iv) above, but in any event within one hundred twenty (120) business days of the initiation of the arbitration.

(f)       (Each Party will be responsible for the fees and costs of the arbitrator selected by such Party. The fees and costs of the third arbitrator and arbitration fees of the AAA shall be shared equally by the Parties. Notwithstanding the preceding, the arbitrators shall be authorized to award the costs of arbitration if the interests of justice require.

2